BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section I

November 1, 2021

BofA Securities Europe SA - Response to Question 11 of Form SBSE-A Schedule B, Section I describe any other financial services industry-related, non-securities business briefly

BofASE's non-securities related financial services include, among others, Swap Dealer activities, investment services on emission allowances, non-securities FX products such as FX spot, banking intermediation services to other group banking entities and advice to undertakings on capital structure, industrial strategy and related questions and advice as well as services relating to mergers and the purchase of undertakings.